SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

Meridian Gold Inc.

(Name of Subject Company)

Yamana Gold Inc.

(Name of Filing Persons (Offeror))

Common Stock
(Title of Class of Securities)

589975101
(CUSIP Number of Class of Securities)

Jacqueline Jones
Yamana Gold Inc.
150 York Street, Suite 1102
Toronto, Ontario M5H 3S5
Canada
(416) 815-0220
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Gil Cornblum	Mark Bennett
Dorsey & Whitney LLP	Cassels Brock & Blackwell LLP
BCE Place	2100 Scotia Plaza
161 Bay Street, Suite 4310	40 King Street West
Toronto, Ontario M5J 2S1	Toronto, Ontario M5H 3C2
Canada	Canada
(416) 367-7370	(416) 869-5300

CALCULATION OF FILING FEE

Transaction Valuation (1): $2,891,477,622.40	Amount of Filing Fee (2): $88,767.45

(1)           Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11(d) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended.  The transaction valuation is equal to the product of (i) (a) $28.40, which is the average of high and low sale prices of Meridian common shares as reported on the New York Stock Exchange on July 11, 2007, and (b) 101,811,536, which is the estimated number of outstanding Meridian common shares as of March 31, 2007 (assuming full conversion of all outstanding exercisable options and warrants for Meridian common shares).

(2)           The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                                 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$67,866.86
Form or Registration No.:	Form F-10
Filing Party:	Yamana Gold Inc.
Date Filed:	July 20, 2007

Amount previously paid:	$20,900.59
Form or Registration No.:	Schedule TO
Filing Party:	Yamana Gold Inc.
Date Filed:	July 20, 2007

☐                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed July 20, 2007 (as so amended, the “Schedule TO”) filed by Yamana Gold Inc., a corporation incorporated under the laws of Canada (“Yamana”).

The Schedule TO relates to the offer by Yamana to purchase all of the outstanding common shares of Meridian Gold Inc. (“Meridian”) on the basis of 2.235 Yamana common shares plus Cdn$4.00 in cash for each Meridian common share, together with the associated rights under the shareholder rights plan of Meridian (the “Offer”), and including the common shares of Meridian that may become outstanding after the date of the Offer (as defined below) but before the expiry time of the Offer upon the exercise of stock options or other securities of Meridian that are convertible into or exchangeable or exercisable for common shares of Meridian.  The Offer is subject to the terms and conditions set forth in the Offer and Circular, dated July 19, 2007 (the “Offer and Circular”)as amended by the Notice of Variation and Extension, dated August 14, 2007, previously filed herewith as Exhibit (a)(1)(Q) (the “Notice of Variation”).

As permitted by General Instruction F to Schedule TO, the information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided herein.

Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offer and Circular, as supplemented and amended.  Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule TO.

Item 12. Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit	Description
(a)(4)(F)	Conference call transcript concerning the Meridian offer (incorporated by reference to Yamana’s filing pursuant to Rule 425, filed on August 15, 2007).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAMANA GOLD INC.

By:	/s/ Charles Main
Charles Main
Vice President, Finance and Chief Financial Officer

Date:  August 15, 2007

EXHIBIT INDEX

Exhibit	Description
(a)(4)(F)	Conference call transcript concerning the Meridian offer (incorporated by reference to Yamana’s filing pursuant to Rule 425, filed on August 15, 2007).